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                                EXHIBIT (a) (8)

                   Text of Press Release Dated June 5, 2000


NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
James J. Boyne                  or                  Marcie Vernier
800/225-2222                                        800/225-2222
Ext. 6327                                           Ext. 8323


                     VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (June 5, 2000) -- Van Kampen Senior Floating Rate Fund announced today the final results of its tender offer for up to 54,534,630 of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on May 19, 2000.

        The Fund said that 23,335,871 common shares, or approximately 13.81% of the Fund's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 23,335,871 common shares tendered were purchased at a price of $9.68 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had total net assets of approximately $1,636,041,263 as of May 19, 2000.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"), a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $100 billion under management or supervision, as of March 31, 2000. Van Kampen's more than 50 open-end and 39 closed-end funds and more than 2,700 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.